FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

     This document may contain statements that could constitute forward-looking statements, including, but not limited to our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of emergency laws enacted by the Argentine government since early 2002; and the impact of rate changes and competition on our future financial performance. Forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect our expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the long-term impact of significant changes regarding the role of the government in the economy. Changes in laws and economic and business conditions in Argentina since 2001 have been extensive and rapid and have had a severe impact on our financial condition. Our future financial condition may also be affected by continuing uncertainties with respect to the outcome of legal proceedings relating to our debt restructuring, the Argentine legal framework, and an increase in inflation. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in our business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult our annual report filed under Form 20-F as well as periodic submissions made under Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission (the “SEC”).

Recent Developments

     Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars.

     During 2001 and 2002, Argentina went through a period of great political, economic and social instability, leading to the early resignation of President de la Rúa, the default on part of Argentina’s sovereign debt and the devaluation of the Argentine peso in January 2002, after more than 10 years of parity with the U.S. dollar. In 2002, the Argentine government undertook a number of far-reaching initiatives affecting Argentina’s economy in general and its financial system in particular. These measures radically changed the country’s monetary and foreign exchange regime and the regulatory environment for doing business in Argentina, affecting all sectors of the economy.

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     Although the government succeeded in stabilizing the main macroeconomic variables in the second half of 2002 and the economy has grown since, the impact of Argentina’s economic crisis in 2002 has not been overcome, as evidenced by the fact that approximately 40% of the population remains below the poverty line, as measured by the Instituto Nacional de Estadísticas y Censos. We can give no assurance that the current growth and partial stabilization will prove sustainable in the long-term.

     Argentina’s current President, Mr. Néstor Kirchner, elected in 2003, has been highly critical of certain policies followed in the 1990s, to which he attributes in part the crisis that affected Argentina. His administration has pursued the monetary and fiscal policies initiated in 2002 to administer the crisis and has resisted demands for “structural” reforms made by the International Monetary Fund (the “IMF”). Argentina’s economic growth since 2002 has been driven by exports and import-substitution, both attributable primarily to the lasting effect of the real devaluation of the peso in January 2002. The economic growth has increased government revenues and allowed the government to generate a primary fiscal surplus since 2003. Certain sectors of the economy, however, such as energy and other utilities, have been severely adversely affected by the government’s unwillingness to approve tariff increases. The lack of investments in the energy sector poses an important challenge to the ability of the Argentine economy to sustain growth in the medium and long term. Furthermore, since 2003, the peso has appreciated in real terms, and Argentina’s competitiveness has diminished. The ability of the Argentine government to maintain the levels of primary fiscal surplus achieved in 2003 and 2004 may be weakened by decreasing exports. If the Kirchner administration’s economic policy fails to turn the economic growth Argentina experienced since 2002 into sustainable development in the long run, political and economic instability may return. As in Argentina’s past history, the economy is also likely to suffer, especially if political and social pressures in Argentina inhibit the implementation of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. This would also have an adverse impact on the private sector’s long-term ability to grow and invest.

     For the first half of 2005, the consumer price index (the “CPI”) increased by 6.1% and the wholesale price index increased by 3.7% . The inflation rate (by reference to the CPI) as of July 31, 2005 was 7.2% . In the past, inflation has materially undermined the Argentine economy and the government’s ability to stimulate economic growth.

     On December 23, 2001, Argentina suspended payments on its sovereign debt, except for debt owed to multilateral credit agencies. Argentina had numerous rounds of negotiations with the IMF in 2002-2003 regarding Argentina’s economic program and the medium-term refinancing of its debt with the IMF. These negotiations resulted in a September 2003 agreement to roll over Argentina’s obligations to the IMF over a three-year period. The agreement specified a surplus of 3% of GDP and several other qualitative targets for 2004. No primary surplus targets were set for 2005 and 2006 and agreement on various issues, including structural reforms, was deferred. Negotiations with the International Monetary Fund stalled in 2004 and the IMF and Argentina ultimately deferred negotiation of certain undetermined aspects of the IMF program until after Argentina completed the restructuring of its defaulted debt with private creditors. During that period,

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Argentina met its payment obligations to the IMF. In January 2005, Argentina submitted a restructuring proposal to the holders of approximately U.S.$100 billion aggregate outstanding amount of defaulted bonds involving a significant write-down of the claims. In May 2005, the IMF agreed to a 12-month roll over of approximately U.S.$2.5 billion in loans owed by Argentina. On June 2, 2005, Argentina announced the completion of its debt exchange with holders of approximately 76% of the defaulted debt.

     Holders of claims totaling approximately U.S.$26 billion declined to accept Argentina’s offer. Numerous creditors have brought claims against Argentina in foreign courts, and in certain cases judgments have been rendered against Argentina. Argentina has taken the position that creditors that did not accept its proposed restructuring will not be entitled to exchange their defaulted bonds at a later date. The ability of these creditors to recover will depend on the success of their litigation strategy. Certain of these creditors obtained injunctions that delayed for approximately two months Argentina’s ability to complete its exchange with the creditors that accepted its proposal. The hold-out creditors may continue to undertake attempts to recover their claims, which if successful, could affect the value of Argentina’s newly issued bonds as well as its ability to raise new debt.

     As a consequence of its default on its sovereign debt, Argentina’s government presently has limited access to financing from private international capital markets. To the extent that such limited access continues, Argentina’s government is therefore likely to depend on the IMF and other multilateral lending as its main source of foreign capital. The completion of the restructuring offer with foreign bondholders to Argentina’s satisfaction has not paved the way to an agreement with the IMF regarding Argentina’s medium-term economic program and the refinancing of its outstanding debts to the IMF and other multilateral institutions on terms acceptable to Argentina. The IMF has indicated its intention to require Argentina to address the outstanding issue of bondholders who have rejected and are challenging Argentina’s debt exchange offer as a condition to future financing. If Argentina fails to meet the IMF’s conditions, including such performance criteria as the IMF may seek to include, it may lose its ability to make additional drawdowns under its IMF program. If the IMF decreases its lending to Argentina, Argentina’s limited access to foreign capital would be further curtailed, and it would have to confront debt repayments with its own funds. This may adversely affect Argentina’s economic prospects.

     Our liquidity, financial condition, anticipated results of operations and business prospects have been materially adversely affected by Argentina’s economic crisis and many of the measures taken by the Argentine government since 2001. The economic and financial crisis that affected Argentina has:

☐	resulted in a net loss of subscribers, totaling approximately 352,000 in 2002. However, during the years ended December 31, 2003 and 2004 we experienced some recovery in our subscriber base with a net addition of approximately 108,300 subscribers during that two-year period. During the first half of 2005 we continued to increase subscribers with a net addition of approximately 41,600 subscribers;

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☐	eliminated practically all of our sources of liquidity, other than our cashflow from operations, resulting in our inability to refinance debt that matured in 2002, 2003 and 2004;

☐	caused us to default in the payment of principal and interest due on our 9¼% Notes due 2002, 10½% Notes due 2007, 13.125% Notes due 2009, 10½% Notes due 2018, Floating Rate Notes due 2003 (together, the “Existing Notes”), and other financial indebtedness (the “Bank Debt,” and together with the Existing Notes, the “Existing Debt”); and

☐	caused a significant decline in the value of our assets and anticipated revenues.

Continuation of Operations

     In response to the severe economic recession that Argentina suffered during 2001 and 2002, we devoted our resources and revenues to ensure the continuity of our operations and focused our efforts on the restructuring of our Existing Debt, including all of our Existing Notes. Our restructuring proposal, set forth in an “acuerdo preventivo extrajudicial” or pre-packaged reorganization plan (“APE”), comprises three options: a cash option, a ten-year par bond option and a combined option (including a seven-year discount bond and common stock), each subject to a ceiling. We submitted our proposal to our financial creditors in early 2003. Based on the approvals obtained at a bondholders’ meeting held on December 10, 2003, together with the support provided by commercial bank creditors, we announced on December 13, 2003 that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003, we filed our APE together with evidence of the consents and approvals obtained from our creditors with the Commercial Court No. 4 of Buenos Aires (the “Buenos Aires Court”) seeking judicial confirmation. Following publication by us of the statutory notices as ordered by the Buenos Aires Court on December 17, 2003, creditors could file objections to the confirmation of the APE until February 13, 2004. We faced significant opposition to the confirmation of our APE in Argentina, primarily from State Street Bank, the nominee for our Existing Notes held by a U.S.-based investment group known as W.R. Huff (“Huff”). On April 14, 2004, the Buenos Aires Court issued a decision rejecting the objections filed and confirming the APE. The Buenos Aires Court held that all affected creditors should be treated equally, and ordered that both (i) persons present at the bondholders’ meeting held on December 10, 2003 who voted against or abstained from voting and (ii) creditors that were not present at the bondholders’ meeting held on December 10, 2003, be permitted to exercise within a 30-day period following publication of certain notices the right to elect among the three options under our APE. The Buenos Aires Court also ordered that such elections be given the same treatment as those made at the December 10, 2003 bondholders’ meeting by the creditors that approved our proposal.

     On October 4, 2004 the Court of Commercial Appeals, Chamber “A” (the “Court of Commercial Appeals”) rendered a decision affirming the Buenos Aires Court’s April 14, 2004 order. On December 14, 2004 the Court of Commercial Appeals dismissed the extraordinary appeal filed by Huff against its decision of October 4, 2004 affirming the lower court’s confirmation of our APE. Huff subsequently filed a “recurso de queja” (an

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ex parte proceeding seeking that an appellate court reverse a decision of a lower court denying the granting of an appeal) with Argentina’s Supreme Court seeking to reverse the decision rendered by the Court of Commercial Appeals. The Supreme Court dismissed Huff’s “recurso de queja” in April 2005. In the meantime, Huff made several submissions to the Buenos Aires Court seeking to delay the publication of notices contemplated in the April 14, 2004 decision. Huff's applications were rejected by the Buenos Aires Court on May 16, 2005. On May 26, 2005 the Buenos Aires Court rejected an appeal of the May 16, 2005 decision submitted by Huff that same day. To our knowledge, Huff did not seek to reverse the May 26, 2005 rejection of the appeal. We have been advised that no further appeal of the April 14, 2004 order is contemplated by Argentine law. We intend to begin the publication of notices and initiate the transactions necessary for us to consummate our APE as early as practicable.

     Huff also brought action against us in New York State courts on December 19, 2003, seeking, among other things, to prevent the continuation of the APE proceedings in Argentina. On January 16, 2004, our “Directorio,” or Board of Directors, filed a petition under Section 304 of Title 11 of the United States Code, 11 U.S.C. §101 et seq. (the “U.S. Bankruptcy Code”) with the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”), seeking to protect our APE proceedings and to obtain recognition of our APE in the United States to the extent confirmed by the Buenos Aires Court. On January 28, 2004, two Huff-controlled entities and a Mr. Willard Alexander (together, the “Involuntary Petitioners”) sought to initiate an involuntary proceeding under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court.

     On January 30, 2004, the U.S. Bankruptcy Court entered an order allowing (a) us to take all actions to participate in, conduct, or take any action in furtherance of, our APE under the jurisdiction of the Buenos Aires Court to the fullest extent permitted under Argentine law; (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, our APE and our APE proceedings, to the fullest extent permitted under Argentine law; and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Buenos Aires Court (and any right to appeal any decision of such Argentine court) to oppose our APE or our APE proceedings to the fullest extent permitted under Argentine law.

     The January 30, 2004 order of the U.S. Bankruptcy Court ensured that the filing by the Involuntary Petitioners did not interfere with participation by our creditors or any other person in our APE proceedings. The order made clear that any person’s or party’s participation in the APE or the APE proceedings in Argentina would not be prohibited or limited by application of the automatic stay provisions of the U.S. Bankruptcy Code.

     On March 12, 2004, the U.S. Bankruptcy Court denied a preliminary motion by Huff seeking a declaration that its rights as an alleged holder of Existing Notes issued by us and placed, among other markets, in the United States, pursuant to indentures subject to the Trust Indenture Act of 1939 (the “TIA”), cannot, as a matter of law, be impaired by a

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foreign bankruptcy proceeding, and that for that reason the relief requested in the abovementioned Section 304 proceeding should be denied in our case.

     On August 27, 2004, the U.S. Bankruptcy Court rendered a preliminary decision in the Section 304 proceeding indicating its intention to grant the relief requested by our Board of Directors and dismiss the involuntary petition. However, the decision called for additional proceedings with respect to two matters prior to us obtaining a final favorable decision by the U.S. Bankruptcy Court in the United States. One of those two matters was the discriminatory effect identified by the U.S. Bankruptcy Court with respect to the U.S. retail holders that accepted our offer in 2003 arising from the fact that the only option available to U.S. retail holders under the APE solicitation in 2003 was the cash option, which the U.S. Bankruptcy Court found to have less value than the other two options. After additional submissions by our Board of Directors and Huff, on December 2, 2004, the U.S. Bankruptcy Court rendered a decision indicating that it would dismiss the involuntary petition and, subject to the implementation by us of a remedy that eliminated the discrimination found by the U.S Bankruptcy Court to have affected the U.S. retail holders that elected the cash option on or before December 12, 2003, grant the definitive relief requested by our Board of Directors. On January 6, 2005, the U.S. Bankruptcy Court entered an order dismissing the involuntary petition and, subject to the condition that we implement a remedy to address the U.S. retail holder discrimination found by the U.S. Bankruptcy Court, granting the Section 304 petition and issuing a permanent injunction (the “U.S. Order”). The permanent injunction provides that the APE be recognized and enforced in the U.S. to the same extent that the APE is recognized and enforced in Argentina. The U.S. Bankruptcy Court’s decision was appealed by Huff to the U.S. District Court in January 2005.

     During a hearing held on March 30, 2005, the U.S. District Court indicated that there were two matters relating to the U.S. Order that required further consideration and proceedings. First, the U.S. District Court considered that it would affirm the U.S. Bankruptcy Court’s January 6, 2005 order if it could establish that the means chosen by us to implement the remedy ordered by the U.S. Bankruptcy Court did not give rise to a violation of the registration requirements set forth in the Securities Act of 1933, as amended (“the Securities Act”). We indicated our intention to accept the suggestion made by the U.S. Bankruptcy Court that the discrimination be cured by allowing the U.S. retail holders to elect among the par option, the combined option and the cash option and to treat such elections in the same way we treat the elections made by other consenting creditors in December 2003 as well as by the holders that had not yet participated in the APE as contemplated in the order issued by the Buenos Aires Court. Huff argued that we could not implement the proposed cure as described in reliance on an exemption from registration of the new securities with the SEC. Second, the U.S. District Court also questioned whether further proceedings were necessary to determine whether the proposed remedy in turn required further proceedings in Argentina. On April 5, 2005, the U.S. District Court entered an order upholding the U.S. Bankruptcy Court’s dismissal of the involuntary petition filed against us and the denial of Huff’s claim regarding its alleged rights under the TIA, but reserved judgment on the issues relating to the implementation of the proposed cure until May 31, 2005.

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     In May 2005, we and Huff filed additional submissions with the U.S. District Court. At a hearing on May 31, 2005, the U.S. District Court indicated its intention to affirm the U.S. Bankruptcy Court on many issues. It also stated that it intended to remand the proceedings to the U.S. Bankruptcy Court and instruct the U.S. Bankruptcy Court to establish whether, as we argued, the proposed remedy to cure the U.S. retail holder discrimination (as well as the implementation of the election ordered by the Buenos Aires Court) could be legally effected in reliance on an exemption from registration under the Securities Act or, as Huff argued, registration with the SEC of the new securities to be issued to the creditors identified by both courts was required. In its order of May 16, 2005, the Buenos Aires Court ruled that the implementation of the remedy ordered by the U.S. Bankruptcy Court in the manner we had proposed did not require further proceedings in Argentina. In the course of the May 31 hearing, the U.S. District Court indicated that while it was not definitively ruling on the matters, and would not limit the U.S. Bankruptcy’s Court’s review of the matters, its preliminary view was that the exemption from registration under Section 3(a)(9) of the Securities Act was not available to implement the cures related to the court decision requirements as we had proposed, but that Section 3(a)(10) of the Securities Act may provide an exemption from registration with the SEC for the proposed offerings to implement the cure. In all other respects, the U.S. District Court stated its intention to affirm the U.S. Bankruptcy Court’s decision.

     Also in May 2005, Huff filed a notice of appeal to the United States Court of Appeals for the Second Circuit (the “Second Circuit”) of the U.S. District Court’s April 5, 2005 order. We have moved to dismiss the appeal on the grounds that the Second Circuit has no appellate jurisdiction over the U.S. District Court’s April 5, 2005 order, and Huff has opposed that motion. We and Huff have stipulated that this motion to dismiss the Second Circuit appeal and the briefing and hearing on the appeal should be adjourned until after the U.S. District Court issues its further order (that stipulation is subject to the approval of the Second Circuit).

     To date, we have sought recognition of our APE in the United States on the understanding that it would be in the interest of our consenting creditors that we do so, and are considering all alternatives reasonably available to us to obtain such recognition and consummate the transactions contemplated in our APE, after addressing applicable conditions of U.S. and Argentine courts, as early as practicable. We are, however, an Argentine corporation subject to the laws and regulations of Argentina and must ensure the viability of our operations bearing in mind the constraints imposed by Argentine law.

     As of the date of this filing, we have been served with process on 34 involuntary bankruptcy (quiebra) petitions. Of those 34 petitions, one has been suspended and 33 have been dismissed by the Buenos Aires Court because we made deposits with the Buenos Aires Court to cover the petitioners’ claims that were, in the view of the Buenos Aires Court, sufficient to disprove that we were unable to pay our debts as they fell due. One additional petition was filed but not served on us. This petition was moot as a matter of Argentine law as our APE obtained the requisite majorities and was confirmed. The Buenos Aires Court’s decision dismissing the petitions has been affirmed by the court of appeals

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Overview

     Set forth below is a discussion and analysis of our results of operations for the six-month periods ended June 30, 2005 and 2004. The financial information included in the discussion below as at June 30, 2005 and 2004 and for the six-month periods then ended is derived from our unaudited interim consolidated financial statements. The information in this section should be read together with the unaudited interim consolidated financial statements and the related notes included elsewhere in this report. Our unaudited interim consolidated financial statements were prepared in accordance with Argentine generally accepted accounting principles (“GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). In compliance with SEC rules, no numerical measure calculated other than in accordance with GAAP or U.S. GAAP has been included in this Management's Discussion and Analysis.

Volatility of the Peso

     Significant fluctuations in the value of the peso can be expected to have significant adverse effects on the Argentine economy and on our financial condition and results of operations. The decision to float the peso on January 7, 2002 and the devaluation of the peso that followed, mainly during the first half of 2002, resulted in an increase in the nominal exchange rate of the U.S. dollar versus the peso during 2002, reaching its highest point of Ps. 3.90 per U.S. dollar on June 25, 2002. At June 30, 2005, the peso/dollar sell rate quoted by Banco de la Nación Argentina was Ps. 2.89 to U.S.$ 1.00.

     Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, the depreciation had a negative impact on the ability of Argentine businesses to honor foreign currency-denominated debt, strongly reduced real wages and had a negative impact on businesses whose activity is dependent on domestic market demand, such as utilities and the financial industry. The devaluation also affected adversely the government’s tax revenues (measured in dollars) and therefore its ability to honor its foreign debt obligations. An excessive appreciation of the peso would also have negative effects for the Argentine economy, reducing the competitiveness of exporters. Given the uncertainty as to Argentina’s long-term economic prospects, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how that uncertainty will affect our operations and financial condition.

     Except as otherwise set forth in this report, dollar-denominated assets and liabilities have been converted into pesos at a rate of Ps. 2.85 per U.S.$ 1.00 in the case of assets and Ps. 2.89 per U.S.$ 1.00 in the case of liabilities, the buy/sell exchange rates reported by Banco de la Nación Argentina on June 30, 2005.

Recognition of the Effects of Inflation

     The unaudited interim consolidated financial statements for the six-month periods ended June 30, 2005 and 2004 were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. Restatement of financial statements

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was discontinued from September 1, 1995 through December 31, 2001, a period characterized by very low rates of inflation and in certain years, deflation. Between January 1, 2002 and February 28, 2003, Argentine law was amended to permit the restatement of financial statements to reflect the effects of inflation, in recognition of the high rates of inflation that followed the end of the peso/U.S. dollar parity maintained under Argentine Law No. 25,445, whereby the Central Bank was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. Pursuant to Decree No. 664/03, of the Argentine executive branch and resolution No. 441/03 issued by the Comisión Nacional de Valores (“CNV”), restatement of financial statements to reflect inflation was discontinued again effective March 1, 2003.

     Discontinuation of financial statement restatements is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. This deviation has not had a material effect on these financial statements.

Cable Subscribers

     The following table sets forth selected information relating to us within each of the areas in which we operated as of June 30, 2005 based on our internally generated market information:

	Cities of Buenos	Atlantic
	Aires, La Plata	Coast and		Total
	and Greater	Central		Argentine			Total	Total
	Buenos Aires	Argentina	Litoral	Regions	Paraguay	Uruguay	International	Multicanal

Multicanal Homes
Passed	2,947,443	1,097,381	429,169	4,473,993	327,300	520,000	847,300	5,321,293
Multicanal
Subscribers	508,581	320,100	137,828	966,509	46,931	86,025	132,956	1,099,465
Multicanal
Penetration	17.3%	29.2%	32.1%	21.6%	14.3%	16.5%	15.7%	20.7%

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     The annualized churn rate for the six-month period ended June 30, 2005 was 13.0%, as compared to 14.5% for the six-month period ended June 30, 2004. The decrease in the churn rate is primarily due to the continued recovery of the Argentine economy and the continued effect of our introduction in 2002 of a sign-up fee, resulting in a lower level of disconnections. Our churn rate is determined by calculating the total number of disconnected cable television customers during each of the periods as a percentage of the initial number of cable television customers for each such period. During the six-month period ended June 30, 2005 we continued to increase subscribers, with a net addition of approximately 41,600 subscribers as compared to a net addition of approximately 34,400 during the six-month period ended June 30, 2004.

     Internet Subscribers (Cable Modem). As of June 30, 2005, we provide high-speed Internet access to approximately 36,800 subscribers.

Six-month periods ended June 30, 2005 and 2004

     Net Revenues. Net revenues were Ps. 306.6 million for the six-month period ended June 30, 2005. This figure represents an increase of 15.2% compared to net revenues of Ps. 266.2 million for the six-month period ended June 30, 2004. The increase in net revenues in this period as compared to the six-month period ended June 30, 2004 is attributable to the higher number of subscribers in the first half of 2005 compared to the first half of 2004 and an increase in the basic fees for our services (together representing an increase in revenues from subscriptions of Ps. 34.3 million), as well as an increase in revenues from the provision of high-speed Internet access (cable modem) of Ps. 2.3 million, revenues from advertising of Ps. 1.2 million and other sales of Ps. 2.5 million.

Our revenues are presented net of charges for the allowance for doubtful accounts.

     Direct Operating Expenses and Cost of Goods Sold. Our direct operating expenses and cost of goods sold were Ps. 155.3 million for the six-month period ended June 30, 2005. This figure represents an increase of 23.5% over our direct operating expenses and cost of goods sold of Ps. 125.7 million in the six-month period ended June 30, 2004, which is mainly attributable to increases in programming expenses of Ps. 9.1 million, sundry of Ps. 10.3 million (driven by higher costs related to repair and maintenance activities), payroll and social security expenses of Ps. 6.0 million, rentals of Ps. 1.5 million, and cost of goods sold of Ps. 2.5 million.

Direct operating expenses and cost of goods sold consist principally of:

☐	signal delivery fees paid to programming suppliers;

☐	wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of cable networks and customer disconnections owned by us;

☐	the cost of modems that are delivered to Internet customers; and

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☐	to a lesser extent, the costs of related materials consumed in repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for our monthly publication.

     Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps. 63.0 million for the six-month period ended June 30, 2005. This figure represents an increase of 21.9% from Ps. 51.7 million for the six-month period ended June 30, 2004, which is attributable principally to an increase in payroll and social security expenses of Ps. 4.7 million, taxes, rates and contributions of Ps. 1.6 million, fees and compensation for services of Ps. 1.4 million, commissions of Ps. 1.2 million, personnel expenses of Ps. 1.0 million and building expenses of Ps. 0.6 million.

Our selling, general, administrative and marketing expenses consist of:

☐	professional fees;
☐	wages and benefits of non-technical employees;
☐	sales commissions;
☐	advertising;
☐	insurance;
☐	rental of office space;
☐	other office related expenses; and
☐	various direct taxes.

     Depreciation and Amortization. Depreciation and amortization expenses were Ps. 51.1 million in the six-month period ended June 30, 2005. This figure represents a decrease of 14.5% compared to depreciation and amortization expenses of Ps. 59.8 million in the six-month period ended June 30, 2004. This decrease in our depreciation and amortization expenses was mainly due to some of our property and equipment becoming fully depreciated.

     Financial (Income) Expenses and Holding Losses Net. Our net financial expenses and holding losses were Ps. 66.4 million in the six-month period ended June 30, 2005, compared with financial losses, net, of Ps. 135.2 million in the six-month period ended June 30, 2004. The decrease in net financial expenses and holding losses for the six-month period ended June 30, 2005 compared to the same period of 2004 is attributable principally to the impact of the appreciation of the peso in relation to the U.S. dollar on our U.S. dollar-denominated assets and debt during the six-month period ended June 30, 2005 (Ps. 58.5 million), and a decrease in commissions and other expenses of Ps. 10.3 million, which was partially offset by an increase in interest expenses of Ps. 9.0 million.

     Other Non-Operating Income (Expenses), Net. Other non-operating expenses, net, were Ps. 3.8 million in the six-month period ended June 30, 2005, compared to other non-operating expenses, net, of Ps. 3.6 million in the six-month period ended June 30, 2004. Other non-operating expenses net, in the six-month period ended June 30, 2005 was mainly attributable to provisions for lawsuits and contingencies of Ps. 5.5 million, partially offset

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by a gain on the sale of property of Ps. 1.4 million and a recovery of other receivables of Ps. 0.9 million.

     Income Taxes and/or Tax on Minimum Notional Income. We recorded a gain in income taxes for the six-month period ended June 30, 2005 of Ps. 1.8 million compared to a gain of Ps. 29.9 million for the six-month period ended June 30, 2004. The decrease in the gain in income taxes for the six-month period ended June 30, 2005 as compared to the same period of 2004 is mainly due to a lower loss before income taxes.

     Net Gain/Loss. We recorded a net loss of Ps. 31.3 million for the six-month period ended June 30, 2005, as compared to a net loss of Ps. 80.0 million for the six-month period ended June 30, 2004, as a result of the factors described above.

Liquidity and Capital Resources

     We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

☐	equity contributions from our shareholders;

☐	borrowings under bank facilities or debt security issuances;

☐	cash flow from operations; and

☐	financing by sellers of cable systems we acquire.

     The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments prevented us from raising the funds required to discharge our debt obligations as they became due in 2002, 2003, 2004 and are coming due in 2005. As result, we have defaulted on all payments on our Existing Notes that have come due, and all principal payments and a substantial portion of our interest payments on our Bank Debt since February 2002. See “Continuation of Operations.” Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations.

     As of June 30, 2005, our accumulated losses exceeded 50% of our capital and 100% of our reserves. Section 206 of the Argentine Companies Law establishes mandatory capital reduction in such situations. On June 1, 2005 the Argentine government suspended the application of that provision until December 10, 2005 through Decree No. 540/05. This situation will be remedied when we consummate the transactions contemplated in our APE.

     During the first half of 2005 we applied a portion of our cash flows from operations to upgrade part of our network to facilitate the provision of broadband services. We spent Ps. 37.9 million on property and equipment in the first half of 2005 compared to Ps. 23.1 million in the first half of 2004.

12

Condensed from the original prepared in Spanish for publication in Argentina

INDEX TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1

REPORT OF INDEPENDENT ACCOUNTANTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Multicanal S.A.

1.

We have reviewed the accompanying interim consolidated balance sheet of Multicanal S.A. and its subsidiaries as of June 30, 2005, and the related interim consolidated statements of operations, of cash flows and of changes in shareholders’ equity for each of the six-month periods ended June 30, 2005 and 2004. These interim consolidated financial statements are the responsibility of the Company’s management.

2.

We conducted our reviews in accordance with auditing standards generally accepted in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.

Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed unaudited interim consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed unaudited interim consolidated financial statements.

4.

We are not in a condition to foresee if the assumptions used by Management to prepare their projections will take place in the future and as a result, if the net asset of deferred taxes will be recovered.

5.

Based on the work done and our examination of the financial statements of the Company and its consolidated financial statements for the years ended December 31, 2004 and 2003, on which we issued our qualified report dated March 9, 2005 due to the circumstances indicated in paragraphs 3 and 4 herein, we report that:

a)

The unaudited interim consolidated financial statements of Multicanal S.A. at June 30, 2005 and 2004, detailed in paragraph 1, prepared in accordance with accounting principles generally accepted in the Autonomous City of Buenos Aires, consider all significant facts and circumstances which are known to us. We have no observations to make other than those indicated in paragraphs 3 and 4.

b)

The information included for comparative purposes in the consolidated balance sheets and in the supplementary notes to the attached financial statements is derived from the Company’s accounting records at December 31, 2004.

c)	As indicated in Note 7 - Bank and Financial Debt - Proposal for the restructuring of the financial debt, the exchange of securities is still pending.

9.

The accompanying condensed consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina August 9, 2005	PRICE WATERHOUSE & CO. S.R.L. by/s/Marcelo D. Pfaff (Partner)
Dr. Marcelo D. Pfaff

F-2

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

(At June 30, 2005 and December 31, 2004)

	June 30,	December 31,
	2005 (Unaudited)	2004
	$
ASSETS
CURRENT ASSETS
Cash and banks	40,020,882	182,064,389
Short-term investments (Note 3 (a))	232,799,598	51,193,257
Trade receivables (Note 3 (b))	20,871,091	18,989,354
Receivables from related parties	13,125,493	13,093,359
Other (Note 3 (c))	58,117,393	55,411,769
Inventories (Note 3 (d))	1,888,268	-
Total current assets	366,822,725	320,752,128
NON-CURRENT ASSETS
Long-term investments (Note 3 (f))	7,712,973	6,896,177
Property and equipment, net (Note 4)	413,929,985	424,711,853
Intangible assets (Note 5)	29,025,111	31,634,861
Goodwill (Note 3(g))	1,180,968,240	1,180,519,258
Other (Note 3 (e))	473,358,487	463,995,292
Total non-current assets	2,104,994,796	2,107,757,441
Total assets	2,471,817,521	2,428,509,569
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	91,510,772	76,107,255
Short-term bank and financial debt (Notes 3 (h) and 7)	2,258,589,975	2,208,644,560
Acquisition related debt	314,315	314,315
Taxes payable	18,259,675	16,379,412
Debt with related parties	617,352	15,088
Payroll and social security	12,380,744	12,121,948
Other (Note 3 (i))	10,471,812	6,794,996
Total current liabilities	2,392,144,645	2,320,377,574
NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities	642,332	839,973
Taxes payable	1,055,406	1,075,348
Acquisition related debt	100,633	100,633
Long-term bank and financial debt	239,753	239,753
Other (Note 3 (j))	11,732,728	11,127,253
Provision for lawsuits and contingencies (Note 6 (c))	19,139,976	17,254,671
Total non-current liabilities	32,910,828	30,637,631
Total liabilities	2,425,055,473	2,351,015,205
TEMPORARY TRANSLATION DIFFERENCES	(1,464,621)	(2,444,276)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	27,810,299	28,206,862
SHAREHOLDERS’ EQUITY (as per related statement)	20,416,370	51,731,778
Total liabilities, Temporary translation differences, Minority interest in consolidated subsidiaries and Shareholders’ equity	2,471,817,521	2,428,509,569

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

F-3

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

(For the six-month periods ended June 30, 2005 and 2004)

	June 30,
	2005 (Unaudited)	2004 (Unaudited)
	$
Net revenues (Note 3 (k))	306,643,861	266,208,265
Operating costs
Cost of goods sold and direct operating expenses (Exhibit B)	(155,309,678)	(125,723,709)
General and administrative expenses (Exhibit A)	(35,377,925)	(31,981,885)
Selling and marketing expenses (Exhibit A)	(27,616,262)	(19,674,569)
Depreciation and amortization	(51,099,526)	(59,792,932)
Operating gain	37,240,470	29,035,170
Non-operating expenses
Financial income / (expenses) and holding results, net
On assets
Exchange differences and results from conversion	(5,141,954)	6,817,467
Bank expenses	(457,470)	(429,709)
Holding gains/short-term investments	199,617	120,544
Holding results – Inventories	(82,654)	-
Interest	3,544,301	1,193,016
On liabilities
Interest	(109,909,871)	(100,937,195)
Loan restatement	(5,763,143)	(2,832,181)
Exchange differences	63,679,304	(16,313,465)
Tax on debits and credits to bank current accounts	(3,236,896)	(3,307,267)
Commissions	(9,250,967)	(19,546,941)
Other non-operating income / (expenses), net (Note 3 (l))	(3,793,114)	(3,557,457)
Loss before income taxes, minority interest and equity in the gains of affiliated companies	(32,972,377)	(109,758,018)
Income taxes and / or tax on minimum notional income	1,824,483	29,897,947
Loss before minority interest and equity in the gains of affiliated companies	(31,147,894)	(79,860,071)
Equity in the gains of affiliated companies	764,621	471,153
Minority interest in results of consolidated subsidiaries	(932,135)	(589,958)
Net loss	(31,315,408)	(79,978,876)
Net loss per share	(0,08)	(0,22)
Weighted average number of shares	371,635,103	371,635,103

The accompanying notes and exhibits are an integral part of these unaudited interim consolidated financial statements.

F-4

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(For the six-month periods ended June 30, 2005 and 2004)

		SHAREHOLDERS' CONTRIBUTIONS
	Number of issued and authorized common shares par value Ps. 1	Share capital	Adjustments to capital	Additional paid-in capital	Merger premium	Reserve	Legal reserve	Retained earnings (accumulated deficit)	Total shareholders’ equity
At January 1, 2004	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,815,422,317)	182,656,042
Net loss for the period	-	-	-	-	-	-	-	(79,978,876)	(79,978,876)
At June 30, 2004	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,895,401,193)	102,677,166
At January 1, 2005	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,946,346,581)	51,731,778
Net loss for the period	-	-	-	-	-	-	-	(31,315,408)	(31,315,408)
At June 30, 2005	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,977,661,989)	20,416,370

The accompanying notes and exhibits are an integral part of these unaudited interim consolidated financial statement.

F-5

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(For the six-month periods ended June 30, 2005 and 2004)

	June 30,
	2005 (Unaudited)	2004 (Unaudited)
	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(31,315,408)	(79,978,876)
Adjustments to reconcile net (loss) gain to net cash provided by operating activities:
Accrued income tax	(1,824,483)	(29,897,947)
Depreciation and disposal of fixed assets	48,397,166	56,769,262
Intangible assets amortization	2,702,360	3,023,670
Equity in the losses of affiliated companies	(764,621)	(471,153)
Loan restatement	5,763,143	2,832,181
Interest accrued on financial liabilities and acquisition of cable	109,147,620	100,154,617
Result from restatement of negotiable obligations	(64,961,012)	17,747,343
Minority interest in results of consolidated subsidiaries	932,135	589,958
Provision for lawsuits and contingencies	5,531,450	2,350,000
Result from holding of long-term investments	-	(1,071)
Holding results - Inventories	82,654	-
Income tax paid	(6,353,195)	(6,058,637)
Decrease (increase) in assets
Trade receivables	(1,881,737)	(907,270)
Other current assets	699,764	(3,289,773)
Other non-current assets	(3,123,574)	(2,599,173)
Receivables from related parties	(32,134)	296,363
Inventories	(1,970,922)	-
Increase (decrease) in liabilities
Debt with related parties	602,264	62,093
Other current and non-current liabilities	4,230,116	(1,087,238)
Accounts payable and accrued liabilities	15,205,876	11,306,903
Payroll and social security	258,796	(1,360,260)
Current and non-current taxes payable	(103,537)	(4,699,146)
Provision for lawsuits and contingencies	(3,646,145)	(979,919)
Temporary translation differences	1,320,065	(3,008,921)
Cash provided by operations	78,896,641	60,793,006
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales and disposals	(38,051,092)	(21,951,197)
(Acquisitions)/Sales of cable systems and subscribers and (increase) decrease in goodwill and intangible assets	(329,077)	(1,965,429)
Dividends received	496,526	784,000
Cash used in investment activities	(37,883,643)	(23,132,626)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of acquisition related debt	-	(2,802,066)
Payment of interest on loans	(4,336)	-
Decrease of minority interest in consolidated subsidiaries	(1,445,828)	(4,229,482)
Cash used in financing activities	(1,450,164)	(7,031,548)
INCREASE IN CASH AND CASH EQUIVALENTS	39,562,834	30,628,832
Cash and cash equivalents at the beginning of period	233,257,646	187,926,696
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	272,820,480	218,555,528

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

F-6

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(For the six-month period ended June 30, 2005 and comparatives)

NOTE 1 - BUSINESS AND FORMATION OF THE COMPANY

(a) Business

Multicanal S.A. (the “Company” or “Multicanal”), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

The Company’s licenses to operate the different cable systems owned by it have been granted by the Comité Federal de Radiodifusión (Federal Broadcasting Committee or “COMFER”) and have an initial term of 15 years, with an option to renew for an additional 10 years.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders’ contributions.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The consolidated financial statements include accounts of Multicanal and the following subsidiaries:

F-7

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	% of capital and votes held by Multicanal
	June 30,	December 31,
	2005	2004
	%
Subsidiaries
Telesur Teledifusora Río Cuarto S.A.	100.00	100.00
Delta Cable S.A.	84.00	84.00
TV Cable San Francisco S.A.	100.00	100.00
A.V.C. Continente Audiovisual S.A.	90.00	90.00
Televisora Privada del Oeste S.A.	51.00	51.00
Pem S.A.	100.00	100.00
CV Berazategui S.A.	70.00	70.00
San Lorenzo T.V. Cable S.A.	100.00	100.00
La Capital Cable S.A.	50.00	50.00
Chaco Cable Color S.R.L. (1)	100.00	100.00
Teledifusora San Miguel Arcángel S.A.	50.10	50.10
Tevemundo S.A.	100.00	100.00
Cable Imagen S.R.L. (1)	100.00	100.00
Televisión Dirigida S.A.E.C.A.	89.63	89.39
Cablevisión Comunicaciones S.A.E.C.A.	89.90	89.81
Tres Arroyos Televisora Color S.A.	76.85	74.92
Wolves Televisión S.A.	100.00	100.00
Adesol S.A.	100.00	100.00
Cable Video Sociedad Anónima	100.00	100.00
Hazen Limited	100.00	100.00

(1)	Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).

The financial statements for the six-month periods ended on June 30, 2005 and 2004 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results for each period. The results for the six-month periods ended on June 30, 2005 and 2004 do not necessarily reflect the proportion of Company’s results for the full years.

2.2.	Recognition of the effects of inflation

The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, restatement of the financial statements was discontinued until December 31, 2001 as a result of a period of economic stability. Between January 1, 2002 and March 1, 2003 the effects of inflation were recognized as a result of a period of high inflation. As from that date, in accordance with Decree No. 664 of the National Executive Branch and Resolution No. 441/03 issued by the CNV, restatement of the financial statements was discontinued.

This criterion is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. This deviation has not had a material effect on these financial statements.

2.3.	Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles (“GAAP”) and the requirements of the CNV and are presented in Argentine pesos (“Ps.”).

The Company has maintained the same disclosure criteria used in previous years in relation to this matter, and will adopt the new accounting standards when so required by the control authorities.

F-8

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission (“SEC”) or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

2.4. Comparative financial statements

Certain reclassifications have been included in the financial statements at December 31, 2004 and for the six-month period ended June 30, 2004 which are presented for comparative purposes.

2.5.	Valuation criteria

The principal valuation criteria used in the preparation of these consolidated financial statements are as follows:

(a)	Cash and Banks

Cash on hand was recorded at face value.

(b)	Foreign currency

Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at period-end exchange rates.

The financial debt incurred by the Company in the issuance of negotiable obligations has been valued according to a conservative criterion, as mentioned in the preceding paragraph. Notwithstanding this, the Company reserves the right to consider that debt pesified, as stated in its submission of the legal proceeding to seek approval of the acuerdo preventivo extrajudicial (the “APE”) (See Note 12).

(c)	Short-term investments

Time deposits were valued according to the amount deposited at the time of the transaction plus accrued financial interest based on the internal rate of return determined at that time.

(d)	Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the estimated cash value at the time of the transaction plus interest and implicit financial components accrued based on the internal rate of return determined at such time.

Trade receivables include an allowance for doubtful accounts, which is considered to be sufficient to absorb future losses due to uncollectible loans.

(e) Financial receivables and payables

Financial receivables and payables were valued based on the sums of money disbursed and collected, respectively, plus financial results accrued based on the rate estimated at that time.

F-9

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(f) Other receivables and payables

Sundry receivables and payables were valued based on the best estimates of the amounts receivable and payable, respectively.

(g) Inventories

Inventories have been appraised at their replacement cost at the end of the period. The values obtained in this manner do not exceed their respective estimated recoverable values at the end of the period.

(h) Long-term investments

Long-term investments in subsidiaries and related companies were valued by the equity method of accounting.

The professional accounting standards used by the subsidiaries and related companies for the preparation of its financial statements are the same as those used by the Company. In the event of differences, the corresponding adjustments were made.

Foreign companies: Cable Visión Comunicaciones S.A.E.C.A., Televisión Dirigida S.A.E.C.A., and Adesol S.A. were classified as not integrated with the operations of the Company as these companies generate revenue, incur expenses and obtain financing in their countries of incorporation. Hazen Limited was classified as integrated with the operations of the Company as established by Technical Pronouncement No. 18.

The figures of the financial statements of the non-integrated companies located abroad have been converted to pesos applying the period-end exchange rate. Exchange differences arising from conversion have been charged to the Temporary Translation Differences line and amounted to ($1,464,621) and ($2,444,276) at June 30, 2005 and December 31, 2004, respectively.

Long-term investments in companies in which no significant control or influence is exercised were valued at their restated acquisition cost following the guidelines mentioned in Note 2.2.

(i) Property and equipment

Property and equipment were valued at restated acquisition cost following the guidelines indicated in Note 2.2., net of accumulated depreciation.

Depreciation was calculated by the straight-line method based on the estimated useful lives of the assets, using annual rates sufficient to extinguish asset values by the end of their useful lives.

Aggregate assets value does not exceed their economic value to the business at the end of the period.

(j) Intangible assets

Intangible assets represent basically exploitation rights, concessions, purchase value of the subscriber portfolio, etc. and were valued at restated cost following the guidelines indicated in Note 2.2., net of accumulated amortization.

Amortization was computed by the straight-line method, based on an estimated useful life of between 5 and 20 years.

Aggregate value of intangible assets does not exceed their estimated recoverable value at the end of the period.

(k) Goodwill

F-10

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Goodwill represents the higher value disbursed on the corresponding proportional equity value of the investments. Goodwill was restated following the guidelines indicated in Note 2.2.

As from January 1, 2003, goodwill has not been amortized, as it had unspecified useful life directly related to the Company’s business.

The Company regularly evaluates goodwill for recoverability based on estimates and the evaluation of available information at the date of issue of the financial statements. It is estimated that the aggregate value of goodwill, net of the allowance recorded, is lower than recoverable value at the end of the period.

(l) Income Tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

To determine deferred tax assets and liabilities the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and the tax loss carryforwards, observing the regulations in effect at the date of issue of these consolidated financial statements.

Since it is unlikely that future taxable income will absorb part of net assets timing differences and tax loss carryforwards, the Company has recorded an impairment on net asset timing differences and has not recognized the tax loss carryforwards that it estimates will not be absorbed.

The Company has analyzed the recoverability of the net deferred tax asset determined at June 30, 2005 based on its current business plans and has therefore recorded the net asset timing differences and loss carry-forwards it expects to offset in future fiscal years.

As established by CNV regulations, deferred tax assets and liabilities were not discounted. This criterion is not in line with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted, however, at June 30, 2005, this deviation has not had a material impact on these financial statements.

(m) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current rate (1%) on computable assets at the end of the year. This tax complements income tax. The tax obligation of the Company during each year will be determined by the higher of the two taxes. However, if in a given year minimum notional income tax exceeds income tax, that amount in excess can be computed as payment on account of income tax determined in the following ten years.

In May 2001 the Company was included in the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). For this reason, the Company was exempt from this tax until December 31, 2002.

The Company recognized minimum notional income tax accrued during the period and paid in previous years as a credit, as it estimates that it will be able to compute it as payment on account of income tax in future years.

(n) Provision for lawsuits and contingencies

A provision has been set up to cover potential labor, commercial, tax and other types of contingencies that could generate liabilities for the Company. The opinion of the Company’s legal counsel has been taken into account for purposes of calculation of the amount and likelihood of occurrence.

(o)	Shareholders’ equity

F-11

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

The “share capital” account has been stated at its historical nominal value. The difference between the capital stock stated in constant currency and the capital stock stated in historical nominal value has been disclosed under the “adjustments to capital” account, in the shareholders’ equity.

(p)	Recognition of revenues

Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company’s revenues are presented net of the allowance for doubtful accounts.

(q)	Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(r) Programming rights

Programming rights pending invoicing at the period-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(s) Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

NOTE 3 - ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

	June 30,	December 31,
	2005 (Unaudited)	2004
	$
CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
Money market instruments	25,844	35,829
Time deposits	232,626,672	50,750,108
Other	147,082	407,320
	232,799,598	51,193,257

(b) Trade receivables
From subscriptions	22,442,771	22,462,760
From advertising	8,233,387	11,163,661
Notes receivable	41,864	20,676
From new businesses	4,523,364	2,021,377
Credit cards	2,375,663	2,357,297
From assurance	3,752,070	3,963,425
Other	170,016	169,005
Allowance for doubtful accounts (Note 6 (a))
From subscriptions	(16,861,367)	(17,756,612)
From advertising	(3,406,518)	(5,012,076)

F-12

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	June 30,	December
	2005 (Unaudited)	2004
	$

From new businesses	(400,159)	(400,159)
	20,871,091	18,989,354
(c) Other
Advances to suppliers	6,002,931	6,526,297
Receivables from minority shareholders	545,033	334,206
Tax advances	3,810,905	3,797,906
Deposits in guarantee	403,013	533,708
Other receivables	9,881,647	6,936,622
Prepaid expenses	8,303,787	5,247,245
Advances to employees	343,902	395,474
Judicial deposits	12,225,320	15,332,756
Dividends receivable	-	499,595
Other	16,600,855	15,807,960
	58,117,393	55,411,769
(d) Inventories
Resale goods	1,888,268	-
	1,888,268	-

(e) Other
Prepaid expenses	17,720,952	19,147,204
Net deferred tax assets	439,973,298	433,647,041
Tax advances	14,850,308	11,020,208
Deposits in guarantee	281,386	180,839
Other	532,543	-
	473,358,487	463,995,292
(f) Long-term investments
Investments in companies carried under the equity method (Note 10)	7,006,854	6,190,058
Advances for the purchase of companies	6,705,000	6,912,000
Provision for recovery of investments (Note 6 (d))	(6,555,000)	(6,762,000)
Investments in companies carried at cost	556,119	556,119
	7,712,973	6,896,177
(g) Goodwill
Original Value	2,610,525,695	2,609,961,615
Accumulated amortization	(855,398,653)	(855,283,555)
	1,755,127,042	1,754,678,060
Allowance for impairment of Goodwill	(574,158,802)	(574,158,802)
	1,180,968,240	1,180,519,258

F-13

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2005	December 31, 2004
	(Unaudited)
	$
CURRENT LIABILITIES
(h) Short-term bank and financial debt
Overdraft facilities	57,144	57,144
Corporate Bonds
Capital	1,467,692,280	1,513,398,960
Interests payable	701,726,552	613,426,605
Loans
Capital	44,691,237	44,694,027
Interests payable and restatements	44,422,762	37,067,824
	2,258,589,975	2,208,644,560
(i) Other
Other provisions	741,169	113,571
Debt with minority shareholders	259,704	259,704
Dividends payable	3,511,124	2,260,626
Sundry creditors	240,009	762,010
Other	5,719,806	3,399,085
	10,471,812	6,794,996
NON-CURRENT LIABILITIES
(j) Other
Investments in companies carried under the equity method – Fintelco S.A. (Note 10)	10,922,312	10,870,136
Other	810,416	257,117
	11,732,728	11,127,253

	June 30, 2005	June 30, 2004
	(Unaudited)	(Unaudited)
	$
CONSOLIDATED STATEMENT OF OPERATIONS
(k) Net revenues
Gross sales
From subscriptions	293,228,198	258,939,214
From advertising	6,720,251	5,517,534
From cable modem	2,969,249	637,359
Other	5,525,084	3,018,356
Allowance for doubtful accounts
From subscriptions	(1,315,429)	(1,906,795)
From advertising - recovery	(483,492)	2,597
	306,643,861	266,208,265
(l) Other non-operating income / (expenses), net
Provision for lawsuits and contingencies	(5,531,450)	(2,350,000)
Indemnification paid	-	(518,000)
Recovery of sundry receivables	885,000	-
Gain on the sale of real estate	1,395,507	-
Other	(542,171)	(689,457)
	(3,793,114)	(3,557,457)

F-14

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT

	June 30, 2005
	Original value	Accumulated depreciation	Net book value	Assets lives years
	(Unaudited)	(Unaudited)	(Unaudited)
		$
Installations, external wiring and transmission equipment	1,444,489,436	(1,196,292,229)	248,197,207	10
Properties	121,915,724	(50,924,504)	70,991,220	50
Computer equipment	72,119,041	(64,795,270)	7,323,771	5
Furniture, fixtures and tools	55,163,565	(51,510,723)	3,652,842	10
Vehicles	30,615,668	(27,032,989)	3,582,679	5
Materials, net of provision for obsolescence of materials	70,873,718	-	70,873,718	-
Work in progress	7,980,627	-	7,980,627	-
Advances to suppliers	1,327,921	-	1,327,921	-
Total	1,804,485,700	(1,390,555,715)	413,929,985

	December 31, 2004
	Original value	Accumulated depreciation	Net book value	Assets lives years
		$
Installations, external wiring and transmission equipment	1,437,330,608	(1,158,972,517)	278,358,091	10
Properties	122,283,816	(49,301,866)	72,981,950	50
Computer equipment	71,055,348	(63,096,399)	7,958,949	5
Furniture, fixtures and tools	54,383,614	(50,831,235)	3,552,379	10
Vehicles	30,524,910	(27,277,422)	3,247,488	5
Materials, net of provision for obsolescence of materials	44,931,062	-	44,931,062	-
Work in progress	12,543,681	-	12,543,681	-
Advances to suppliers	1,138,253	-	1,138,253	-
Total	1,774,191,292	(1,349,479,439)	424,711,853

The consolidated net additions of fixed assets for the six-month periods ended June 30, 2005 and 2004 amounted to Ps. 38,051,092 and Ps. 21,951,197, respectively.

The consolidated depreciation of property and equipment for six-month periods ended June 30, 2005 and 2004 amounted to Ps. 48,397,166 and Ps. 56,769,262, respectively.

F-15

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INTANGIBLE ASSETS

	June 30, 2005
	Original value	Accumulated amortization	Net book value
	(Unaudited)	(Unaudited)	(Unaudited)
	$
Purchased subscribers	27,678,117	(13,357,432)	14,320,685
Others	40,981,717	(26,277,291)	14,704,426
Total	68,659,834	(39,634,723)	29,025,111

	December 31, 2004
	Original value	Accumulated amortization	Net book value
	$
Purchased subscribers	27,678,117	(12,642,411)	15,035,706
Others	40,987,996	(24,388,841)	16,599,155
Total	68,666,113	(37,031,252)	31,634,861

The consolidated amortization of intangible assets for six-month periods ended June 30, 2005 and 2004 amounted to Ps. 2,702,360 and Ps. 3,023,670, respectively.

NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)	Allowance for doubtful accounts

	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2005 (Unaudited)	2004	2005 (Unaudited)	2004	2005 (Unaudited)	2004
	From subscriptions		From advertising	From new businesses
	$
Balance at the beginning of the period / year	17,756,612	20,285,188	5,012,076	5,710,992	400,159	400,159
Increase / (Decrease) (recorded as loss)	1,315,429	3,004,007	483,492	172,447	-	-
(Write-off) (*)	(2,210,674)	(5,532,583)	(2,089,050)	(871,363)	-	-
Balance at the end of the period / year	16,861,367	17,756,612	3,406,518	5,012,076	400,159	400,159

(*) Includes result of exposure to inflation.

F-16

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Provision for obsolescence of materials

	June 30,	December 31,
	2005 (Unaudited)	2004
	$
Balance at the beginning of the period / year	11,036,033	11,146,358
Increase (Decrease) of provision	-	(110,325)
Balance at the end of the period / year	11,036,033	11,036,033

(c) Provision for lawsuits and contingencies

	June 30,	December 31,
	2005 (Unaudited)	2004
	$
Balance at the beginning of the period / year	17,254,671	19,831,019
Increase (recorded as loss)	5,531,450	899,517
Decrease of provision (*)	(3,646,145)	(3,475,865)
Balance at the end of the period / year	19,139,976	17,254,671

(*) Includes result of exposure to inflation.

(d) Provision for recovery of investments

	June 30,	December 31,
	2005 (Unaudited)	2004
	$
Balance at the beginning of the period / year	6,762,000	6,635,500
Increase (Decrease) of provision (*)	(207,000)	126,500
Balance at the end of the period / year	6,555,000	6,762,000

(*) Includes result of exposure to inflation and exchanges differences.

NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated through application of the Reference Stabilization Coefficient (“CER”), the Company’s financial debt, subject to restructuring under the terms of the APE, is made up as follows:

a)	U.S.$37,620,000 in principal amount of Series C 10 1/2% Notes due 2018,
b)	U.S.$130,802,000 in principal amount of Series E 13.125% Notes due 2009,
c)	U.S.$98,761,000 in principal amount of 10 1/2% Notes due 2007,
d)	U.S.$144,000,000 in principal amount of Series J Floating Notes due 2003 and
e)	U.S.$ 96.669.000 in principal amount of 9 1/4% Notes due 2002.

Deferred Payments

On February 1, 2002, the Company deferred payment of principal and interest on its 9 1/4% Notes due 2002 and interest on its 10 1/2% Notes due 2007 due to the Argentine economic and social crisis that resulted in the issuance of economic, foreign exchange and regulatory measures adopted during the economic and social crisis. Later, on February 26, 2002 the Company deferred payment of interest on its Series J Floating Rate Notes due 2003. On April 15, 2002 the Company deferred payment of interest on its Series C 10 1/2% Notes due 2018 and its Series E 13.125% Notes due 2009 (collectively the “Existing Notes”) and together with the existing bank debt (the “Existing Debt”) due to the worsening of the economic crisis in Argentina.

F-17

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Proposal for the restructuring of the financial debt

In 2003, the Company submitted to its creditors a proposal for restructuring its financial debts. The restructuring proposal was set forth in an APE and comprises three options: a cash buyback option at 30 cents per U.S.$1, a ten-year bond exchange option and a combined exchange option (including a seven-year bond and common stock), each subject to a ceiling. Based on the approvals obtained at the bondholders’ meeting of all series of Existing Notes held on December 10, 2003 and the support provided by commercial bank creditors, the Company announced that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003 the Company filed its APE together with evidence of the consents and approvals obtained from its creditors with the Commercial Court No. 4 of Buenos Aires (the “Argentine Court”) seeking judicial confirmation thereof. The Company published the statutory notices as ordered by the Argentine Court on December 17, 2003, and the creditors had a right to file objections to the APE confirmation until February 13, 2004. Several objections were filed, including an objection by State Street Bank, on behalf of the U.S.-based investment group known as W.R. Huff (“Huff”). The Company answered each of the objections filed. On April 14, 2004, the Argentine Court rejected the objections presented and confirmed the APE. Holding that all affected creditors should be treated equally, the Argentine Court ordered that the three options contemplated in the APE should be offered to those that in the meeting held on December 10, 2003 had voted against the APE or had abstained from voting, as well as to those creditors that did not attend to the meeting, giving such elections the same treatment as those made by the creditors accepting the proposal. On October 4, 2004, the Cámara de Apelaciones en lo Comercial (Court of Appeals on Commercial Matters), Chamber “A” (the “Court of Appeals”) rendered a decision affirming the April 14, 2004 decision of the Argentine Court. On December 14, 2004, the Court of Appeals dismissed an extraordinary appeal filed by Huff against its decision of October 2004, affirming the lower court’s confirmation of the APE. Huff subsequently filed a recurso de queja (petition in error) with the Supreme Court, seeking to reverse the decision rendered by the Court of Appeals, which was dismissed in April 2005 by the Supreme Court. In the meantime, Huff made several filings with the Argentine Court in order to delay the publication of the official notices (edictos) contemplated in the resolution of April 14, 2004, which were also rejected on May 16, 2005. On May 26, 2005 the Argentine Court dismissed an appeal taken by Huff on the same date against the May 16, 2005 decision. To the Company’s knowledge, Huff did not seek to reverse the rejection of the appeal dated May 26, 2005. The Company has been advised that Argentine law affords no further appeal against the April 14, 2004 decision.

The board of directors of the Company is trying to obtain acknowledgment of its APE in the United States subject to the compliance with certain measures that are currently being litigated in the United States.

If the Company consummates the transactions contemplated in the APE, under the terms approved by the courts, each holder of Existing Debt shall receive:

(a)	a cash payment of U.S.$300 per U.S.$1,000 of principal amount of Existing Debt that is repurchased by the Company under the APE (the “Cash Option”);
(b)	U.S.$1,050 principal amount of the 10-Year Step-Up Notes (the “10-Year Notes”) per U.S.$1,000 of principal amount of Existing Debt exchanged under the APE (the “Par Option”); or
(c)

641 Class C shares of common stock and U.S.$440 principal amount of either (i) 7% 7-Year Notes (the “7-Year Fixed Rate Notes”), or (ii) 7-Year Floating Rate Notes (the “7-Year FRNs”, together with the 7-Year Fixed Rate Notes, the “7-Year Notes”) per U.S.$1,000 of principal of the Existing Debt exchanged pursuant to the APE (the “Combined Option”).

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt repurchased or exchanged under the APE. Interest will accrue on the 10-Year Notes and on the 7-Year Notes from December 10, 2003, and the first interest payment date will occur on the date of delivery under the APE.

F-18

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Company plans to (i) repurchase approximately U.S.$125 million of the principal amount of Existing Debt with an aggregate cash payment of U.S.$37.5 million, (ii) exchange approximately U.S.$76.5 million principal amount of Existing Debt for U.S.$80.3 million of 10-Year Notes, (iii) exchange approximately U.S.$143.0 million principal amount of Existing Debt for U.S.$143.0 million principal amount of 7-Year Notes and (iv) exchange approximately U.S.$181.9 million principal amount of Existing Debt for Class C common shares representing approximately 35% of the Company’s total capital stock. In accordance with the terms of the APE, the maximum aggregate principal amount of Existing Debt that may be exchanged for the Par Option is U.S.$76.5 million; for the Combined Option, U.S.$324.9 million; and for the Cash Option, U.S.$131 million. Any principal amount of Existing Debt electing the Par Option exceeding U.S.$76.5 million will be prorated and reallocated to the Combined Option, and if the maximum amount available under the Combined Option has been fully subscribed, on a pro-rata basis to the Cash Option pursuant to the APE. As of December 2003, when the Company accepted the Existing Debt that holders had agreed to exchange pursuant to the APE, holders of Existing Debt in an aggregate principal amount exceeding U.S.$76.5 million had elected the Par Option. Accordingly, although under the APE any principal amount of Existing Debt electing the Combined Option exceeding U.S.$324.9 million shall be prorated and reallocated to the Par Option, because the maximum amount of the Par Option has been exceeded as results of the elections by holders, any excess amounts as electing the Combined Option shall be allocated ratably to the Cash Option together with any amount of principal of Existing Debt which elected the Par Option. Any principal amount of Existing Debt electing the Cash Option that exceeds U.S.$131 million will be prorated and reallocated to the Combined Option and the Par Option pursuant to the APE. The allocation will be made after giving effect to any election made in accordance with the decisions of the Argentine and U.S. courts. The Existing Debt in respect of which holders make no election shall be allocated ratably to the Combined Option or to the Cash Option, as the case may be, outstanding after giving effect to the allocation mentioned above.

NOTE 8 - SHAREHOLDERS’ CAPITAL

On August 8, 2003, the Shareholders’ Meeting of the Company resolved to increase the corporate capital by $ 4,814,066, through the capitalization of all irrevocable contributions recognized until such date. Thus, the capital was increased to $ 371,635,103 through the issuance of 2,629,140 ordinary registered non-endorsable Class A shares with a par value of $1 each and entitled to five votes per share, delivered to Grupo Clarín S.A., and 2,184,926 ordinary registered non-endorsable Class B shares with a par value of $1 each and entitled to one vote per share, of which 654,438 correspond to Grupo Clarín S.A. and 1,530,488, to Arte Gráfico Editorial Argentino S.A. The Superintendency of Corporations approved the registration of the capital increase on February 15, 2005.

As mentioned in Note 14, on May 7, 2004 the shareholders of the Company decided to increase the capital stock through the contribution to be made by the controlling shareholder, Grupo Clarín S.A., amounting to US$ 15,000,000 and the capitalization of the financial debt offered, subject to confirmation of the judgment approving the APE and compliance with the procedures contemplated therein.

As a result, the shares of the Company are currently held as follows:

	Number of shares
Shareholder	Class A	Class B	Total	% Holding
Grupo Clarín S.A.	202,963,617	50,521,104	253,484,721 (1)	68.21
Arte Gráfico Editorial Argentino S.A.	-	118,150,382	118,150,382	31.79
Total	202,963,617	168,671,486	371,635,103	100.00

(1)	Of this holding, 40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares are pledged in favor of Telefónica de Contenidos S.A. Unipersonal.

F-19

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2005 the losses recorded by the Company use up more than 50% of the capital stock and 100% of reserves. This circumstance will be corrected once the financial debt restructuring process undertaken by the Company has been concluded, in which case it will not be necessary to make an obligatory capital reduction as established by section 206 of the Corporations Law.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller’s compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company made advance payment of US$ 2,300,000 on account of the total price and the seller issued a promissory note for the amount received, i.e. US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction.

As a result of the seller’s failure to meet its obligations the final agreement was not signed. As a result of the seller’s non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure preventing collection by the Company of the promissory note amounting to US$ 2,300,000.

The Company asked the intervening judge to demand payment of court fees on the amount of the contract from the plaintiff, after the Court accepted the petition and suspended the procedural terms. In view of the plaintiff’s failure to pay court fees after having been demanded payment, the Company requested lifting of the preliminary injunction, ending of the lawsuit and filing of the case. The judge did not end the case but accepted the lifting of the preliminary injunction, a ruling that was confirmed by the Court of Appeals on Civil and Commercial matters, Room 4. Confirmation by the Court is firm.

The file was sent back to the original Court, where the proceeding will be continued. The Company cannot assure that following the lifting of the preliminary injunction it will be able to collect the sum due.

(ii) Tres Arroyos Televisora Color S.A. trusts

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. José María Sáenz Valiente (h). The Company was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if the Company were to fail to pay the consecutive monthly installments.

Additionally, on the same date, a beneficial interest on the mentioned shares, was set up in favor of the Company, for the earlier of 10 years or the Trust life.

In accordance with the minutes of the shareholders’ meeting of Tres Arroyos Televisora Color S.A. dated April 27, 2005, the Company resolved to capitalize irrevocable capital contributions, thus increasing its capital stock from the amount of Ps.$24,000 to Ps.$3,121,153 represented by 3,121,153 common shares of nominal value Ps.$1 each and carrying one vote per share.

On June 9, 2005 an Addendum to the Trust Agreement was executed, amending the clauses referring to the transfer of shares in accordance with the resolved capital increase.

F-20

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the terms of the Trust Agreement and its Addendum, as of June 30, 2005 the Trustee has made the stock transfers, and consequently Multicanal is the holder of 2,398,605 shares representing 76.85% of the voting capital stock of the company and the Trustee is the legal owner of the remaining 722,548 shares representing 23.15% of the remaining voting capital stock of the company.

(iii) Setting up of Hazen Limited.

On November 4, 2004 Hazen Limited, a wholly-owned subsidiary of Multicanal, was set up abroad.

(b) Litigation

The Company is involved in litigation from time to time in the ordinary course of business. In Management’s opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company’s financial condition or results of operations.

(c) Operating licenses

Broadcasting licenses are granted for a 15-year term, renewable for one additional ten year-term. Applicable regulations establish that Comité Federal de Radiodifusión (Federal Broadcasting Committee or “COMFER”) must grant an extension if it is verified that the licensee has complied with applicable regulations, the bidding terms and conditions and the obligations undertaken in its proposals during the original term of the license. The Company estimates that it will obtain all requested extensions of existing licenses. The extension of the licenses is subject to approval by COMFER. Although management considers that the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions. Since cable TV is a service not requiring award through a public bidding process and licenses are granted directly, if COMFER verifies that during the 25-year term of the license the Company has complied with applicable laws, the bidding terms and conditions and obligations assumed in its proposals, it may award a new license. However, pursuant to the terms of Decree No. 527/05, the expiration of broadcasting licenses in effect on May 24, 2005 has been suspended for a period of ten years. As a result of the Decree, such licenses continue to be valid during the 10-year suspension period and remain valid following the 10-year suspension period for the number of years that were remaining as of May 24, 2005. Decree No. 527/05 requires that broadcasting companies like Multicanal with licenses to which it would apply submit to COMFER within two years for its approval proposals that would make broadcasting time available for programming that contributes to the protection of the national culture and the education of the population.

(d) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested that COMFER approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course.

(e) Claims by COMFER

(i) Administrative proceedings

The Company has sought participation in various installment plans in order to pay fines for breach of broadcasting regulations. As a result of those requests, the COMFER has assessed amounts totaling $ 479,829.50, payable in their entirety through the granting of advertising seconds in favor of the Communications Media

F-21

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Secretariat of the Presidency of the Nation and the COMFER, which will be applied to the promotion of general interest campaigns conducted by the National State.

(ii) Demand for payment from Vidycom S.A.

COMFER filed a claim whereby it demanded payment from Vidycom S.A. (“Vidycom”), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolutions No. 393/93 and 790/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER’s requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

On May 17, 2005, the Company appeared before COMFER to avail itself of the moratorium established under Resolution N° 1316/CFR/03 to pay the unpaid and due amounts owed to COMFER.

The moratorium provides for a 50% reduction of interest rates applicable to the calculation of debts on account of radio broadcasting fees for the benefit of those who execute a payment agreement with COMFER regarding fees due, bearing payment of litigation costs and expenses incurred.

On account of the above, the amount payable as of the date hereof as unpaid amounts, discounting interest due, totals Ps.$364,088.99. The Company shall execute a payment agreement with COMFER.

(iii) Demand for payment due to rejection of requests for exemption

COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by the Company and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require COMFER to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

(f) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. The municipality of the City of Mar del Plata issued an ordinance to regulate the installation of cable TV networks.

Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899.

According to applicable regulations, 5% of the year’s profit must be applied to the legal reserves until it equals 20% of Company equity.

F-22

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(g) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders’ equity as of March 31, 2005. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. The Company and Cablevisión S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the “Supercanal Group”), including an action to declare resolutions adopted during the Extraordinary Shareholders’ Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company filed an extraordinary appeal against that resolution, claiming it is both “arbitrary” and “damaging to the institution”. On October 1, 2004, the Company was notified of the dismissal of its extraordinary appeal.

Other legal actions were initiated, claiming the suspension of: i) the last five Ordinary Shareholders’ Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.

The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

(i) Restrictions on the distribution of profits

There are certain restrictions on the distribution of dividends by the Company due to the limitations and conditions contained in the APE.

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MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

Company	Direct percentage participation in voting stock	June 30, (Unaudited)	December 31,
	%	2005	2004
		$
VER T.V. S.A.	49.00	7,006,854	6,190,058
Fintelco S.A.	50.00	(10,922,312)	(10,870,136)
		(3,915,458)	(4,680,078)

NOTE 11 - ANTITRUST CONSIDERATIONS

On August 24, 1998, the Chamber of Internal Trade and Defense of Consumer of the Province of Entre Rios made a presentation before the National Committee for the Defense of Competition (“CNDC”) alleging a division of regions between Multicanal and its competitors. On May 4, 1999 the pertinent rebuttal was submitted. On June 24, 2004, the preliminary stage was concluded and notice was served upon the parties, as established by Section 23 of Law 22262.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal’s acquisition of this company. Although the Company has submitted rebuttals to the CNDC, no assurance can be provided that a final decision will be favorable to it.

Additionally, on February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevisión S.A. and those providing Televisión Satelital Codificada S.A. and Tele Red Imagen S.A. channels consisting of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the “Asociación de Fútbol Argentino” in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution.

The Commission penalized the companies with a fine, which in the case of the Company amounts to $ 352,859. The resolution under which the fine was applied was appealed by the Company on October 8, 2002. Court B of the Chamber of Criminal and Economic Matters suspended the fine established by the Secretariat for Defense of Competition. The Ministry of Economy appealed this ruling before the Supreme Court of Justice (“CSJN”), the file was remitted to the prosecutor for resolution.

On March 12, 1999, the owner of a cable television operating company in the city of Roldán, Province of Santa Fe, brought an action against Multicanal claiming uncompetitive practices in that city. On December 9, 2003 the preparatory stage of the case was concluded. The CNDC served notice under section 23 of Law No. 22262 in relation to this case and initiated summary proceedings. The Company made such presentation on January 28, 2004 and on October 22, 2004 the CNDC admitted part of the evidence offered by the Company.

In December 2001, and November 2003, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed two complaints before the CNDC accusing Multicanal of (i) having divided with Cablevisión S.A. areas in which the companies provide services, (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.’s usual price. The Company submitted the relevant explanations to CNDC. The case corresponding to Santa Fe was brought to trial. On December 9, 2004 Multicanal was notified of an injunction instructing it not to sell signal in the Gigacable area at a lower price than

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MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

that charged in other areas; the Company filed a claim against that measure. The Company cannot assure you that the controversies will be solved or that the Company shall not be sanctioned in the case of a failure to reach an agreement.

On September 17, 2003 the Company was notified of a claim made by Gigacable S.A. alleging that Multicanal S.A. and Cablevisión S.A (i) have made presentations before various bodies (COMFER and the Municipality of Rosario), which hindered Gigacable S.A. from obtaining the administrative permits to operate in Rosario; (ii) engaged in monopolistic conduct. The Company answered that claim on October 6, 2003. On May 30, 2005 the explanations furnished by the Company were accepted and the record of the proceedings was ordered. Notwithstanding the foregoing, the Company cannot assure you that Gigacable will not appeal the decision.

The Domestic Trade and Consumer Protection Bureau of the Province of Entre Ríos filed a claim before the National Court of Appeals in relation to the division of areas between Multicanal (as succeeding company of Video Cable 6 S.A.) and its competitors. On May 4, 1999, the Company filed an explanation brief. On February 14, 2005, the CNDC concluded the preliminary stage and served notice upon the parties for them to submit the pertinent rebuttal and offer evidence.

On December 15, 2002 Arsenio Mendoza, from the city of Paraná, brought a claim before the Consumer Protection Bureau in Entre Ríos. The claim states that: i) Cable Video would carry out promotion activities in certain areas in which the plaintiff has not been included, ii) Cablevisión S.A. had expressed that it could not provide the service in the area of the plaintiff and iii) the contents of TV programs of Cable Video violate children’s rights, as they are unsuitable for them. On August 15, 2003 the case entered the evidentiary stage. This case was consolidated with the Gigacable case (they will be heard together).

NOTE 12 – NOTIFICATION OF PETITIONS FOR BANKRUPTCY FILED AGAINST THE COMPANY

As of these consolidated financial statements the Company has been served with process on 34 petitions for bankruptcy against it as a result of the Company's deferral of payments of principal and interest on its negotiable obligations. The Company filed its response in all cases, and deposited in escrow, the amount claimed in pesos at the rate of exchange of US$ 1 = $ 1 plus CER plus 8% per annum for interest and 5% to cover possible expenses relating to lawsuits. The judge: i) considered it sufficient at this time in order to disregard the credit invoked as “revealing factor” of suspension of payment of debts, the deposit made by the Company, dismissing 33 petitions for declaration of bankruptcy, (the court of appeals having ratified the lower court decisions in those cases where plaintiffs appealed such decisions); ii) the filing of the APE suspended the other bankruptcy petition.

One additional petition was filed but not served on the Company and was suspended.

The Company argued in its response to the bankruptcy petitions that its foreign currency obligations had been converted to pesos as established by Section 1 of Decree No. 214/02, because the provisions of Section 1, subsection e) of Decree No. 410/02 (establishing that “the obligations of the public and private sectors denominated in foreign currency, compliance with which is subject to foreign laws, are not subject to the conversion to pesos”) do not apply in this case.

In the offer to restructure its financial debt (see Note 7) the Company calculated Existing Debt to be restructured in US dollars, to reflect more clearly the reduction of the debt and the exchange ratio for the new securities that would be issued if its restructuring transactions are consummated. The fact that its debt has been denominated in US dollars exclusively for such purposes does not mean that the Company has changed its position of considering those obligations to have been pesified, as this approach was taken only to achieve a rapid and effective conclusion to the negotiation of the APE, in order to obtain creditors’ acceptance of the proposal without having to waive any valid rights. This approach, which does not address the definition of the scope of the Decree on Conversion to Pesos referred to above, has been the most appropriate one to overcome financial difficulties for the benefit of the Company, its creditors and the public in general, but should not be construed as a waiver by

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MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

the Company of its right to sustain that its the debt incurred prior to the issuance of Decree N° 410/02 is subject to pesification.

In view of this, in the submission filed to request approval of the reorganization plan from the court, the Company reserved its right to file a motion for the pesification of all financial debts incurred in the issuance of outstanding negotiable obligations if the out-of-court reorganization plan were not to be approved and insolvency proceedings were to be filed against it.

On January 28, 2004, affiliates of the U.S.-based investment group known as W.R. Huff and a certain Willard Alexander (together, the “Involuntary Petitioners”), claiming to be holders of debt securities issued by Multicanal, filed against Multicanal an involuntary petition in a reorganization proceeding under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”).

On January 30, 2004, at the request of the Board of Directors of Multicanal under a proceeding brought on January 16, 2004 pursuant to Section 304 of the U.S. Bankruptcy Code, in order to counteract legal actions initiated by Huff before the courts of the State of New York in December 2003, the U.S. Bankruptcy Court entered an order allowing (a) Multicanal to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal’s APE under the jurisdiction of the Argentine Court (the “APE Proceedings”) to the fullest extent permitted under Argentine law, (b) any creditor, equity holder, party in interest or other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal’s APE and its APE Proceedings to the fullest extent permitted under Argentine law, and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Argentine court presiding over the APE Proceedings (and any right to appeal any decision of such Argentine court) to oppose Multicanal’s APE or its APE Proceedings to the fullest extent permitted under Argentine law.

The order of the U.S. Bankruptcy Court ensures that the filing by the Involuntary Petitioners does not interfere with participation by creditors of Multicanal or any other person in the APE Proceedings. This order makes clear that any person’s or party’s participation in the APE or the APE Proceedings in Argentina is not prohibited or limited by application of automatic stay provisions of the United States Bankruptcy Code.

On August 27, 2004 the Company was notified of a preliminary decision issued by the US Bankruptcy Court in the proceeding initiated by the Company’s Board of Directors as envisaged in Section 304 of the U.S. Bankruptcy Code. The decision called for additional proceedings with respect to two matters prior to the Company obtaining a final favorable decision in the United States.

After making the filings required by the U.S. Bankruptcy Court with respect to those additional proceedings, on December 2, 2004 the Court issued a ruling stating that as a result of the clarifications made by Multicanal S.A in its filings it would issue a final ruling dismissing the involuntary proceeding, and subject to the compliance with certain conditions, grant the motion filed by the board of directors of the Company under Section 304 of the U.S. Bankruptcy Code. On January 6, 2005 the U.S. Bankruptcy Court issued an order on the matters in its earlier order. The January 6, 2005 order of the U.S. Bankruptcy Code was appealed by Huff before the U.S. District Court for the Southern District of New York (the “U.S. District Court”) in January 2005. On April 5, 2005 the U.S. Bankruptcy Court issued an order affirming the U.S. Bankruptcy Court’s dismissal of the involuntary petition filed against the Company and the rejection of Huff’s motion regarding its alleged rights under the federal securities law that was invoked to seek dismissal of the motion filed by the board of directors under Section 304, but reserved judgment on the issues relating to the compliance with the conditions imposed by the U.S. Bankruptcy Court until May 31, 2005. In May 2005, additional presentations were filed with the U.S. District Court and on May 31, 2005 a hearing was held where the U.S. District Court stated its intention to affirm the decisions of the U.S. Bankruptcy Court regarding several issues related to the Section 304 proceeding and remanding the proceedings back to the U.S. Bankruptcy Court instructing such Court to determine whether, as

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MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 argued by the Company, the measures proposed to comply with the conditions imposed by the U.S. Bankruptcy Court may be legally carried out on the basis of an exemption from registration under the Securities Act. In its May 16, 2005 the Argentine Court determined that the compliance with the conditions imposed by the U.S. Bankruptcy Court in the manner proposed by the Company did not require further proceedings in Argentina.

In turn, in April 2005 Huff appealed the April 5, 2005 U.S. District Court order to the U.S. Appellate Court for the Second Circuit. The Company has sought dismissal of such appeal. No decision has been issued in the context of such appellate proceeding.

NOTE 13 – ADMISSION TO THE PUBLIC OFFER REGIME

On May 7, 2004 a Shareholders' Extraordinary Meeting was held to adopt the decisions contemplated under the terms of the APE approved by the Argentine Court. The Shareholders' Extraordinary Meeting approved the increase in capital stock as a result of the contribution of US$ 15,000,000 to be made by the controlling shareholder Grupo Clarín S.A., under the terms of a trust agreement entered into on December 11, 2003 the capitalization of the financial debt offered, as well as the overall amendment of the by-laws and admission of the Company to the public offering and share quotation regime. All such decisions were unanimously approved and shall become effective once the Company is ready to consummate the transactions contemplated in the APE, issuing new debt securities and making the payments set forth under the APE, in exchange for its debt.

On July 19, 2004, the Company’s Board of Directors at the Shareholders’ Meeting’s instruction, resolved to file the Company’s request to enter the public offering system, on July 20, 2004 having begun the procedure at the National Securities Commission to obtain the prequalification for the acceptance of the capital stock and the listing of Class D shares to be created by the conversion of Class C shares to enter the public offering system, subject to confirmation of the APE and after carrying out the procedures established in the ruling approving the reorganization.

On September 28, 2004 the Company’s Board of Directors approved the issuance of series “A” and “B” Negotiable Obligations in an amount of up to US$ 150,000,000 each, under the Global Negotiable Obligations Program for US$ 300,000,000, which shall be issued and delivered according to the APE, once the APE has been confirmed and cannot be appealed.

On September 29, 2004, the Company made presentations before the Comisión Nacional de Valores (National Securities Commission or the “CNV”), the Buenos Aires Stock Exchange (“BCBA”) and the Over the Counter Marker (Mercado Abierto Electrónico or “MAE”) to obtain the necessary approval for the delivery of the Series “A” and “B” negotiable obligations.

NOTE 14 – BALANCES AND OPERATIONS WITH RELATED COMPANIES

Below are the consolidated balances and operations of the Company with its related companies at June 30, 2005, presented in comparative format.

Parent companies (or companies exerting considerable influence):

	06.30.2005		06.30.2004	12.31.2004
Item / Operation	Amount for the six-month period	Debtor (creditor) balance	Amount for the six-month period	Debtor (creditor) balance

Receivables from parent companies	-	400,509	-	506,999
Payables to parent companies	-	(617,352)	-	(15,088)
Sales of advertising	5,739	-	124,027	-
Other sales	727	-	-	-

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MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consultancy services	(614,706)	-	(298,784)	-
Purchase of advertising	(1,775,132)	-	(1,603,100)	-

Other related companies:

	06.30.2005		06.30.2004	12.31.2004
Item / Operation	Amount for the six-month period	Debtor (creditor) balance	Amount for the six-month period	Debtor (creditor) balance

Trade receivables	-	5,468,297	-	4,992,935
Accounts payable	-	(9,301,729)	-	(10,128,186)
Sales of advertising	1,302,859	-	972,468	-
Other sales	2,274,349	-	781,001	-
Publishing of magazines	(3,523,754)	-	(2,955,033)	-
Programming services (1)	(35,766,256)	-	(35,279,783)	-
Advisory services (2)	(2,484,130)	-	(2,123,959)	-
Purchase of advertising	(2,543,223)	-	(842,920)	-
Other purchases	(398,368)	-	(1,713,641)	-

(1) Includes programming services purchased by Multicanal from Tele Red Imagen S.A. (“TRISA”) and Televisión Satelital Codificada (“TSC”), companies of the group in which Grupo Clarín S.A. holds 50% of the capital stock.

(2) Fees for advice on administrative and financial, human resources, systems and purchases provided by Gestión Compartida S.A., a company wholly owned by Grupo Clarín S.A.

NOTE 15 – SUBSEQUENT EVENTS

On July 7, 2005, the Company was required to answer a new notice served by the Argentine Court upon a filing requesting such court to demand the Company to make the publications. On July 8, 2005, the Argentine Court deemed the notice answered and considered the explanations presented by the Company. On August 2, 2005, the Company was notified of the filing of a new brief, requesting once again that the court require the Company to publish the official notices. In the meantime, the Company’s Board of Directors has tried to protect its restructuring process and defend the Company from the legal complaints filed by Huff in the United States by means of an ancillary proceeding under Section 304 of the U.S. Bankruptcy Code. The Board of Directors obtained a favorable ruling in the first instance, which was appealed by Huff. As soon as practicable, taking into account the applicable legal framework, the Company will start the formalities to publish the official notices.

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MULTICANAL S.A.

Exhibit A

INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No, 19550

for the six-month periods ended June 30, 2005 and 2004

Caption	Direct operating expenses	General and administrative expenses	Selling and marketing expenses	Total at June 30,
				2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Payroll and social security	26,217,219	5,429,466	11,833,541	43,480,226	32,852,996
Employees’ dismissals	25,548	45,688	65,191	136,427	1,379,001
Taxes rates and contributions	5,192,360	2,528,810	7,027,654	14,748,824	12,763,967
Insurance	-	7,617	-	7,617	11,843
Programming rights	89,172,454	-	-	89,172,454	80,076,939
Printing and distribution of magazines	4,230,773	-	366,594	4,597,367	3,673,795
Fees and compensation for services	283,114	6,262,037	117,104	6,662,255	5,266,738
Commissions	224,282	7,719,864	1,415,904	9,360,050	8,735,816
Overhead	286,737	140,448	2,146	429,331	235,474
Personnel expenses	2,126,458	1,354,664	1,578,391	5,059,513	3,909,667
Building expenses	333,494	3,613,829	104,050	4,051,373	3,321,285
Vehicles expenses	209,555	1,704,676	176,695	2,090,926	1,844,867
Rentals	8,272,635	915,567	113,686	9,301,888	7,837,509
Security and surveillance	47,815	1,297,577	43,589	1,388,981	1,220,553
Representation and travel expenses	10,336	467,104	61,271	538,711	505,153
Office expenses	16,526	866,744	89,048	972,318	871,743
Publicity and advertising	-	-	4,581,390	4,581,390	4,140,201
Sundry	16,134,847	3,023,834	40,008	19,198,689	8,732,616
Total at June 30, 2005	152,784,153	35,377,925	27,616,262	215,778,340
Total at June 30, 2004	125,723,709	31,981,885	19,674,569		177,380,163

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MULTICANAL S.A.

Exhibit B

COST OF GOODS SOLD AND DIRECT OPERATING EXPENSES

for the six-month periods ended June 30, 2005 and 2004

	Total at June 30
	2005		2004
	(Unaudited)		(Unaudited)
	$

Inventories at the commencement of the fiscal year		-		-
Resale goods	-		-

Purchase and Direct operating expenses in the six-month period		157.280.600		125.723.709
Purchase	4.496.447		-
Direct operating expenses (Exhibit A)	152.784.153		125.723.709

More / (less)
Holding results		(82.654)		-

Less:
Inventories at the end of the six-month period		1.888.268		-
Resale goods	1.888.268		-
Cost of goods sold and direct operating expenses		155.309.678		125.723.709

F-30

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2005	MULTICANAL S.A. By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer